August 1, 2016

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Gevo, Inc.

  Registration Statement on Form S-3

  File No. 333-211370

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Gevo, Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement on Form S-3 be accelerated so that it becomes effective at 4:00 p.m., Eastern Time, on Tuesday, August 2, 2016, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Securities Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Jason Day of Perkins Coie LLP, counsel to the Company, at (303) 291-2362 as soon as the Registration Statement has been declared effective.

Respectfully submitted,

By:	/s/ Geoffrey T. Williams
Geoffrey T. Williams
General Counsel and Secretary

cc:	Jason Day (Perkins Coie LLP)